As filed with the Securities and Exchange Commission on January 18, 2008

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Equity One, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

294752100
(CUSIP Number)

Mark Schonberger, Esq. Paul, Hastings, Janofsky & Walker LLP 75 East 55th Street New York, New York 10022 (212) 318-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294752100	Page 2 of 22 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chaim Katzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |X| (b) |_|
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 684,868
8	SHARED VOTING POWER 34,793,291.717
9	SOLE DISPOSITIVE POWER 684,868
10	SHARED DISPOSITIVE POWER 34,793,291.717
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,478,159.717
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.02%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 294752100	Page 3 of 22 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gazit-Globe Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |X| (b) |_|
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 34,793,291.717
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 34,793,291.717
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,793,291.717
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.09%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 4 of 22 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M G N (USA) INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |X| (b) |_|
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 19,546,524.671
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 19,546,524.671
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,546,524.671
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.45%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 5 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAZIT (1995), INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |X| (b) |_|
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 8,144,050.057
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 8,144,050.057
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,144,050.057
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.02%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 6 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MGN America, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |X| (b) |_|
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,283,829.367
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,283,829.367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,283,829.367
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.15%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 7 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First Capital Realty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |X| (b) |_|
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 13,983,570
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 13,983,570
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,983,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.93%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 8 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First Capital America Holding Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |X| (b) |_|
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 13,983,570
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 13,983,570
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,983,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.93%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 9 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Silver Maple, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |X| (b) |_|
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 8,315,363
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 8,315,363
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,315,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.25%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 10 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ficus Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |X| (b) |_|
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,688,207
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,688,207
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,688,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.67%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 11 of 22 Pages

Explanatory Note:  This Amendment No. 4 (this “Amendment”) to the Schedule 13D of Chaim Katzman, Gazit-Globe Ltd. (“Gazit”), M G N (USA) INC. (“MGN”), GAZIT (1995), INC. (“1995”), MGN America, LLC (“America”), First Capital Realty (“FCR”), First Capital America Holding Corp. (“FCA”), Silver Maple, Inc. (“Silver Maple”) and Ficus, Inc. (“Ficus”) (collectively, the “Gazit Group,” “we,” “us” or the “Reporting Persons”) filed on October 10, 2001 (the “Initial 13D”) relates to the Common Stock, par value $.01 each (“Shares”) of Equity One, Inc., a Maryland corporation (the “Issuer” or “Equity One”).  The Initial 13D, together with Amendment No. 1 (“Amendment 1”) to the Initial 13D, filed February 26, 2003, Amendment No. 2 (“Amendment 2”) to the Initial 13D, filed July 31, 2007, Amendment No. 3 (“Amendment 3”) to the Initial 13D, filed August 8, 2007 and this Amendment No. 4 shall be collectively referred to herein as the “Schedule 13D.”

Item 3.     Source and Amount of Funds and Other Consideration.

Item 3 is amended and restated in its entirety as follows:

The net investment cost (including broker commissions) for the Shares acquired by each of Chaim Katzman, Gazit, MGN, 1995, America, Silver Maple and Ficus is set forth in the table below.  No other Reporting Person directly holds Shares.

Reporting Person	Shares Held	Approximate Net Investment Cost
Chaim Katzman	684,868	[1]
Gazit	1,263,197.046	$13,051,570
MGN	6,118,645.247	$72,483,449
1995	8,144,050.057	$126,750,196
America	5,283,829.367	$75,644,764
Silver Maple	8,596,712	$111,170,000
Ficus	5,386,857	$69,160,000

Total	35,478,159.717	$468,259,959 [2]
____________
1 Mr. Katzman has acquired his Shares through various restricted stock grants, through bonus awards accepted in the form of Shares and through the exercise of options.
2 Excludes the Shares held directly and indirectly by Mr. Katzman not otherwise owned by another Reporting Person.

All shares held by Chaim Katzman, Gazit, MGN, America, Silver Maple and Ficus were acquired more than 60 days prior to the filing of this Schedule 13D.  6,544,424.057 shares held by 1995 were acquired more than 60 days prior to the filing date of this Schedule 13D.  The consideration for 1995’s acquisitions of the Issuer’s stock during the past 60 days was cash available on hand and from borrowings made in the ordinary course of business under a revolving credit facility.

CUSIP No. 294752100	Page 12 of 22 Pages

Item 5.             Interests in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety.

The aggregate percentage of Shares reported beneficially owned by each Reporting Person as of the date of filing of this Schedule 13D is based upon 73,887,521 Shares issued and outstanding as reported by the Issuer in its most recent Quarterly Report of Form 10-Q for the Quarterly Period Ended September 30, 2007 filed with the Securities and Exchange Commission on November 2, 2007.

Chaim Katzman

(a)            Aggregate Number of Shares beneficially owned: 35,478,159.717 (48.02% of the Shares).

(b)            Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 684,868

(ii)	Shared power to vote or to direct the vote: 34,793,291.717

(iii)	Sole power to dispose or to direct the disposition of: 684,868

(iv)	Shared power to dispose or to direct the disposition of: 34,793,291.717

Mr. Katzman may be deemed to control Gazit.  Of the shares beneficially owned by Mr. Katzman as of the date of this filing:

•	Mr. Katzman has sole voting and dispositive power of 684,868 Shares held directly by him and indirectly through family trusts, which he controls; and

•	Mr. Katzman shares voting and dispositive authority over 1,263,197.046 Shares with Gazit, as such shares are directly held by Gazit, which Mr. Katzman may be deemed to control; and

•
Mr. Katzman shares voting and dispositive authority over 6,118,645.247 Shares with Gazit and MGN, as such Shares are directly held by MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Mr. Katzman shares voting and dispositive authority over 8,144,050.057 Shares with Gazit, MGN and 1995, as such Shares are directly held by 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	Mr. Katzman shares voting and dispositive authority over 5,283,829.367 Shares with Gazit, MGN and America, as such Shares are directly held by America, which is a

CUSIP No. 294752100	Page 13 of 22 Pages

wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Mr. Katzman shares voting and dispositive authority over 8,315,363 Shares with Gazit, FCR, FCA and Silver Maple, as such Shares are directly held by Silver Maple, which is a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which Mr. Katzman may be deemed to control; and

•
Mr. Katzman shares voting and dispositive authority over 5,668,207 Shares with Gazit, FCR, FCA and Ficus, as such Shares are directly held by Ficus, which is a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which Mr. Katzman may be deemed to control.

(c)            Mr. Katzman has not effected any transactions in the Shares during the past 60 days.

(d)            Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Katzman.

(e)            Not applicable.

Gazit

(a)            Aggregate Number of Shares beneficially owned: 34,793,291.717 (47.09% of the Shares).

(b)            Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 34,793,291.717

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 34,793,291.717

Of the shares beneficially owned by Gazit as of the date of this filing:

•	Gazit shares voting and dispositive authority over 1,263,197.046 Shares with Mr. Katzman, as such Shares are held directly by Gazit, which Mr. Katzman may be deemed to control; and

•
Gazit shares voting and dispositive authority over 6,118,645.247 Shares with Mr. Katzman and MGN, as such Shares are held directly by MGN, a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

CUSIP No. 294752100	Page 14 of 22 Pages

•
Gazit shares voting and dispositive authority over 8,144,050.057 Shares with Mr. Katzman, MGN and 1995, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Gazit shares voting and dispositive authority over 5,283,829.367 Shares with Mr. Katzman, MGN and America, as such Shares are held directly by America, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Gazit shares voting and dispositive authority over 8,315,363 Shares with Mr. Katzman FCR, FCA and Silver Maple as such Shares are held directly by Silver Maple, which is a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which Mr. Katzman may be deemed to control; and

•
Gazit shares voting and dispositive authority over 5,668,207 Shares with Mr. Katzman FCR, FCA and Ficus as such Shares are held directly by Ficus, which is a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which Mr. Katzman may be deemed to control.

(c)            Gazit has not effected any transactions in the Shares during the past 60 days.

(d)            Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Gazit.

(e)            Not applicable.

MGN

(a)            Aggregate Number of Shares beneficially owned: 19,546,524.671 (26.45% of the Shares).

(b)            Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 19,546,524.671

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 19,546,524.671

CUSIP No. 294752100	Page 15 of 22 Pages

•
MGN shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman and Gazit, as such Shares are held directly by MGN, America and 1995, wholly-owned subsidiaries of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	MGN shares voting and dispositive authority over 5,283,829.367 Shares it beneficially owns with America, as such Shares are held directly by America, a wholly-owned subsidiary of MGN; and

•	MGN shares voting and dispositive authority over 8,144,050.057 Shares it beneficially owns with 1995, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN.

(c)            MGN has not effected any transactions in the Shares during the past 60 days.

(d)            Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN.

(e)            Not applicable.

1995

(a)            Aggregate Number of Shares beneficially owned: 8,144,050.057 (11.02% of the Shares).

(b)            Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 8,144,050.057

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 8,144,050.057

•
1995 shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit and MGN, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

CUSIP No. 294752100	Page 16 of 22 Pages

(c)            During the past 60 days, 1995 purchased the following Shares on the New York Stock Exchange. (1)

Trade Date	No. of Shares	Avg. Price Per Share(2)(3)	Total Cost(2)(3)
11/26/07	44,133	$22.45	$990,673
11/27/07	102,008	$22.31	$2,275,713
12/14/07	34,500	$22.48	775,427
12/17/07	137,900	$21.85	$3,012,954
12/18/07	137,900	$21.65	$2,985,313
12/19/07	45,907	$22.44	$1,030,069
12/28/07	300	$22.50	$6,750
12/31/07	11,278	$22.48	$253,583
1/02/08	1,400	$22.48	$31,472
1/03/08	2,300	$22.49	$51,729
1/04/08	106,500	$21.79	$2,320,229
1/07/08	119,700	$22.06	$2,640,716
1/08/08	119,700	$22.36	$2,676,684
1/09/08	119,700	$21.55	$2,579,482
1/10/08	108,700	$22.19	$2,411,637
1/11/08	119,700	$21.92	2,623,295
1/14/08	85,000	$21.34	$1,814,148
1/15/08	150,000	$21.13	$3,169,523
1/16/08	153,000	$21.48	$3,285,821

Totals:	1,599,626		$34,935,218

____________

(1)	Purchases by 1995 during the past 60 days have been made pursuant to a Rule 10b5-1 trading plan adopted in November 2007.
(2)	Average price per share amounts and total cost amounts have been rounded. Therefore, the numbers in the “Total Cost” column do not exactly match the product of the corresponding entries in the “No. of Shares”and “Avg. Price Per Share” columns.
(3)	Does not include broker commissions.

(d)          Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by 1995.

(e)           Not applicable.

CUSIP No. 294752100	Page 17 of 22 Pages

America

(a)            Aggregate Number of Shares beneficially owned: 5,283,829.367 (7.15% of the Shares).

(b)            Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,283,829.367

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,283,829.367

•
America shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit and MGN, as such Shares are held directly by America, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)            America has not effected any transactions in the Shares during the past 60 days.

(d)            Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by America.

(e)            Not applicable.

FCR

(a)            Aggregate Number of Shares beneficially owned: 13,983,570 (18.93% of the Shares).

(b)            Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 13,983,570

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 13,983,570

•
FCR shares voting and dispositive authority over 8,315,363 Shares it beneficially owns with Chaim Katzman, Gazit, FCA, FCR and Silver Maple, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman; and

CUSIP No. 294752100	Page 18 of 22 Pages

•
FCR shares voting and dispositive authority over 5,668,207 Shares it beneficially owns with Chaim Katzman, Gazit, FCA, FCR and Ficus, as such Shares are held directly by Ficus, a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman.

(c)            FCR has not effected any transactions in the Shares during the past 60 days.

(d)            Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by FCR.

(e)            Not applicable.

FCA

(a)            Aggregate Number of Shares beneficially owned: 13,983,570 (18.93% of the Shares).

(b)            Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 13,983,570

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 13,983,570

•
FCA shares voting and dispositive authority over 8,315,363 Shares it beneficially owns with Chaim Katzman, Gazit, FCR and Silver Maple, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman; and

•
FCA shares voting and dispositive authority over 5,668,207 Shares it beneficially owns with Chaim Katzman, Gazit, FCR and Ficus, as such Shares are held directly by Ficus, a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman.

(c)            FCA has not effected any transactions in the Shares during the past 60 days.

(d)            Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by FCA.

CUSIP No. 294752100	Page 19 of 22 Pages

(e)            Not applicable.

Silver Maple

(a)            Aggregate Number of Shares beneficially owned: 8,315,363 (11.25% of the Shares).

(b)            Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 8,315,363

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 8,315,363

•
Silver Maple shares voting and dispositive authority over 8,315,363 Shares it beneficially owns with Chaim Katzman, Gazit, FCR and FCA, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman.

(c)            Silver Maple has not effected any transactions in the Shares during the past 60 days.

(d)            Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Silver Maple.

(e)            Not applicable.

Ficus

(a)            Aggregate Number of Shares beneficially owned: 5,668,207 (7.67% of the Shares).

(b)            Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,668,207

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,668,207

CUSIP No. 294752100	Page 20 of 22 Pages

•
Ficus shares voting and dispositive authority over 5,668,207 Shares it beneficially owns with Chaim Katzman, Gazit, FCR and FCA, as such Shares are held directly by Ficus, a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman.

(c)            Ficus has not effected any transactions in the Shares during the past 60 days.

(d)            Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Ficus.

(e)            Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHAIM KATZMAN

Date: January 18, 2008	By:	/s/ Chaim Katzman

GAZIT-GLOBE, LTD.

Date: January 18, 2008	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: Chairman

M G N (USA) INC.

Date: January 18, 2008	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

GAZIT (1995), INC.

Date: January 18, 2008	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

MGN AMERICA, LLC

Date: January 18, 2008	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

FIRST CAPITAL REALTY

Date: January 18, 2008	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: Chairman

FIRST CAPITAL AMERICA HOLDING CORP.

Date: January 18, 2008	By:	/s/ Karen Weaver
Name: Karen Weaver
Title: Vice President and Secretary

SILVER MAPLE, INC.

Date: January 18, 2008	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

FICUS, INC.

Date: January 18, 2008	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President